EXHIBIT 99.1

Vicinity Motor Corp. Announces Amendment and Extension of Maturity Date on CAD$10 Million Debenture

Maturity Date Extension Supports Near-Term Liquidity Goals During Anticipated Production Ramp in the Second Half of 2023

VANCOUVER, BC - September 25, 2023 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has completed an amendment of its unsecured debenture in the original principal amount of CAD$10.3 million, inclusive of an extension of the maturity date to October 4, 2024.

Per the terms of the amendment, the maturity date was extended by one year and accrued interest of CAD$1.7 million was added to the original principal balance of CAD$10.3 million, reflecting a new principal amount of CAD$12.0 million at a new interest rate of 13%. The 1,000,000 warrants that were issued in conjunction with the previous extension have been cancelled, and 1,500,000 new warrants will be issued with an 18-month term. The warrants are exercisable at CAD$1.33 which represents the 10 day VWAP preceding this announcement. The note now carries a repayment schedule with 25% of the principal due on April 4, 2024 – a further 25% due on July 4, 2024 – and the remaining 50% due plus all accrued interest on October 4, 2024.

“We are pleased to announce the extension of the maturity date on our unsecured debentures, reflecting the strong collaborative partnership we have with our stakeholders,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “As we ramp production at our recently opened Ferndale facility through year-end, this will provide us with the optionality needed to ensure we can execute unimpeded. I look forward to a growing cadence of near-term vehicle deliveries to our established base of eager customers – helping us to drive sustainable value for our shareholders over the long-term.”

The issuance of the warrants under the note amendment are subject to TSX Venture Exchange approval. All warrants to be issued will bear a hold period of four months and a day from the date of issuance.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the general economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s management discussion and analysis and reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.